UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

FLUOR CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

343412102

(CUSIP Number)

Lucie Kantrow

Bernhard Capital Partners

400 Convention Street, Suite 1010

Baton Rouge, LA 70802

(225) 228-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

February 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 343412102	Page 2 of 14

(1)	Names of Reporting Person ISICO-A, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions)

13D

CUSIP No. 343412102	Page 3 of 14

(1)	Names of Reporting Person ISICO, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO

13D

CUSIP No. 343412102	Page 4 of 14

(1)	Names of Reporting Person BCP Fund II-A, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP No. 343412102	Page 5 of 14

(1)	Names of Reporting Person BCP Fund II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP No. 343412102	Page 6 of 14

(1)	Names of Reporting Person BCP Fund GP II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP No. 343412102	Page 7 of 14

(1)	Names of Reporting Person BCP Fund UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO

13D

CUSIP No. 343412102	Page 8 of 14

(1)	Names of Reporting Person Jeffrey Scott Jenkins
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IN

13D

CUSIP No. 343412102	Page 9 of 14

(1)	Names of Reporting Person James M. Bernhard Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 54,460 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 54,460 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 54,460 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) *
(14)	Type of reporting person (see instructions) IN

*	Less than one percent
(1)	Represents 54,460 shares beneficially held by James M. Bernhard Jr.

Item 1. Security and Issuer.

This Statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Fluor Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6700 Las Colinas Boulevard Irving, Texas 75039.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D (the “Original Statement”), filed by the Reporting Persons on September 11, 2019, as supplemented and amended by that certain Amendment No. 1 (“Amendment No. 1”) to the Original Statement, filed by the Reporting Persons on March 16, 2020, as supplemented and amended further by that certain Amendment No. 2 (“Amendment No. 2”), filed by the Reporting Persons on March 23, 2020, as supplemented and amended further by that certain Amendment No. 3 (“Amendment No. 3”), filed by the Reporting Persons on March 26, 2020, and as amended through this Amendment No. 4 (the “Statement”).

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Statement. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Statement.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

The information set forth in Item 5 of the Statement is hereby incorporated by reference into this Item 4, as applicable.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) and 5(e) of Amendment No. 1 are hereby amended and supplemented as follows:

(a)-(c) As of the date of this Amendment No. 4, other than 54,460 shares of Common Stock which Mr. Bernhard may be deemed to beneficially own on an individual basis, the Reporting Persons no longer beneficially own any shares of Common Stock.

Calculations of the percentage of shares of Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume 140,715,205 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on December 10, 2020. The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

Neither the filing of the Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Mr. Bernhard, and only to the extent he directly holds the securities reported on the Statement) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Common Stock and any assertion or presumption that it or he and the other persons on whose behalf the Statement is filed constitute a “group.”

Except for the transactions set forth in Schedule I, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days. All of the transactions in shares of Common Stock listed hereto were effected through a brokered block trade.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on February 9, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

Date: February 11, 2021

ISICO-A LLC
By: BCP Fund II-A, LP, its managing member
By: BCP Fund GP II, LP, its general partner
By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

ISICO, LLC
By: BCP Fund II, LP, its managing member
By: BCP Fund GP II, LP, its general partner
By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND II, LP
By: BCP Fund GP II, LP, its general partner
By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND II-A, LP
By: BCP Fund GP II, LP, its general partner
By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND GP II, LP
By: BCP Fund UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Attorney-in-fact

JAMES M. BERNHARD JR.

By:	/s/ James M. Bernhard Jr.
Name:	James M. Bernhard Jr.

JEFFERY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins

SCHEDULE I

This schedule sets forth information with respect to each transaction of Common Stock that was effectuated by Bernhard Capital Partners through ISICO, LLC and ISICO-A, LLC during the past 60 days (based on settlement date).

ISICO, LLC (an affiliate of Bernhard Capital Partners)

Date	Number of Shares	Price Per Share	How Effected
2/9/2021	5,403,232	$18.0	Block Trade

ISICO-A, LLC (an affiliate of Bernhard Capital Partners)

Date	Number of Shares	Price Per Share	How Effected
2/9/2021	8,268,246	$18.0	Block Trade